Exhibit 99.7

PricewaterhouseCoopers LLP
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 403 509 7500
Facsimile +1 403 781 1825
www.pwc.com/ca

Consent of PricewaterhouseCoopers LLP

We hereby consent to (i) the inclusion in Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2010; and (ii) the incorporation by reference in registration statement on Form F-3 (File No. 333-150453); and (iii) the incorporation by reference in registration statements on Form S-8 (File Nos. 333-124218, 333-85598 and 333-140856); and (iv) the incorporation by reference in registration statement on Form F-9 (File Nos. 333-165626), of our Auditor’s Report dated February 16, 2011, relating to the Encana Corporation Consolidated Financial Statements as at December 31, 2010 and December 31, 2009, and for each of the years in the three year period ended December 31, 2010 and the effectiveness of internal control over financial reporting of Encana Corporation as of December 31, 2010.

/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Calgary, Alberta

February 17, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.